  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On April 24, 2018, Rosetta Genomics Ltd. (the “Company”) received a notification letter from the NASDAQ Stock Market indicating that it is subject to de-listing for failing to meet the terms of Staff’s extension vis-à-vis complying with Nasdaq’s minimum stockholders’ equity requirement pursuant to NASDAQ Listing Rule 5550(b)(the “Rule”).

On October 24, 2017, Staff notified the Company that it did not comply with the Rule, which requires a minimum $2,500,000 stockholders’ equity, $35,000,000 market value of listed securities, or $500,000 net income from continuing operations. On December 19, 2017, Rosetta Genomics Ltd. (the “Company”) received a notification letter from the NASDAQ Stock Market (“Nasdaq”) informing the Company that Nasdaq had determined to grant the Company an extension to regain compliance with the Rule. The terms of the extension were as follows: on or before April 23, 2018, the Company must have closed on the previously announced transaction with Genoptix, Inc., which would effectively result in the delisting of the Company from the Nasdaq Capital Market. If the transaction with Genoptix, Inc., failed to close on or before April 23, 2018, the Company would have to provide confirmation through a public filing that, as of April 23, 2018, the Company had raise sufficient equity capital or otherwise achieved compliance with the Rule.

As of April 23, 2018, the Company had not completed its proposed merger with Genoptix, Inc., and the Company had not provided confirmation through a public filing that it complies with the Rule. Accordingly, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

On April 23, 2018, the Company submitted a request for a hearing with the Nasdaq Hearing Panel (the “Panel”), which Hearing was set for May 17, 2018. The notification received from Nasdaq on April 24, 2018, serves as formal notification that the Panel will consider this matter in rendering a determination regarding the Company’s continued listing on the Nasdaq Capital Market.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366, and Form S-8, File Nos. 333-141525, 333-147805, 333-165722 and 333-191072, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: April 27, 2018	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer